William Slattery, CFA
Vice President
Listing Qualifications

By Electronic Mail Only

September 24, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 17, 2019, The Nasdaq Stock Market (the "Exchange") received from Vodafone Group Plc (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

- US $1,500,000,000 4.25% Notes due September 2050

We further certify that the security described above has been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,



William Slattery